UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

At the 2026 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company” or “Nam Tai”) held on June 15, 2026, the Company’s shareholders voted upon the following proposal, which is described in more detail in the Company’s Form 6-K furnished with the Securities and Exchange Commission on May 11, 2026. The final vote results for the proposal are set forth below.

At the Meeting, the holders of 31,229,597 common shares of the Company were represented in person or by proxy, which constituted a quorum.

Proposal 1: Election of Directors

The shareholders elected each of the individuals set forth below to the Board of Directors of the Company to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified:

	Shares For	Shares Against	Shares Abstained	Broker Non-Votes
Michael Cricenti	30,794,038	348,426	87,133	0
Bo Hu	30,963,688	178,101	87,808	0
Peter R. Kellogg	30,826,564	315,900	87,133	0
Ruigang Li	30,790,417	339,188	99,992	0
Tao Wang	30,786,323	343,169	100,105	0
Chunhua Yu	30,734,176	407,613	87,808	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: June 17, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer